Purple Biotech Ltd.

4 Oppenheimer Street, Science Park

Rehovot 7670104, Israel

November 13, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences

100 F Street N.E.
Washington, D.C. 20549

Attention: Jason Drory

Re:	Purple Biotech Ltd. Registration Statement on Form F-1 Filed October 30, 2023 File No. 333-275216 (the “Registration Statement”), as amended

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Purple Biotech Ltd. (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement be accelerated by the Securities and Exchange Commission to 4:05 p.m., Eastern Time on November 14, 2023, or as soon thereafter as practicable.

The undersigned respectfully requests that it be notified of the effectiveness of the Registration Statement by telephone call to the Company’s counsel, Haynes and Boone, LLP, by calling Jayun Koo at (212) 835-4823, and that such effectiveness also be confirmed in writing.

Very truly yours, Purple Biotech LTD.

By:	/s/ Gil Efron
Gil Efron Chief Executive Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP
Jayun Koo, Esq., Haynes and Boone, LLP